Citigroup Funding Inc.
Pricing Sheet dated January 25, 2012 relating to
Preliminary Pricing Supplement No. 2012-MTNDG0168 dated December 27, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
1,690,000 Market-Linked Notes Based on the Value of the S&P 500® Index due January 29, 2015

PRICING TERMS – JANUARY 25, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.
Aggregate principal amount:	$16,900,000
Principal amount:	$10.00 per note
Issue price:	$10.00 per note (see “Underwriting fee and issue price” below)
Pricing date:	January 25, 2012
Original issue date:	January 30, 2012
Valuation date:	January 26, 2015, subject to postponement for non-underlying index business days and certain market disruption events.
Maturity date:	January 29, 2015
Underlying index:	S&P 500® Index
Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	For each note, the $10.00 principal amount per note, plus the note return amount, which may be zero or positive
Note return amount:	Either:
	(i) if a fixing event does not occur:	$10.00 × the greater of (x) the index return percentage and (y) 0%; or
	(ii) if a fixing event occurs:	$0.40 (4% of the $10.00 principal amount per note)
Because a fixing event will occur if the closing value of the underlying index on any underlying index business day from the pricing date to and including the valuation date is greater than 140% of the initial index value, your note return amount will never be greater than $4.00 per note, and your payment at maturity will never be greater than $14.00 per note.
Fixing event:
A fixing event will occur if the closing value of the underlying index on any underlying index business day from the pricing date to and including the valuation date is greater than the upside threshold value.

Upside threshold value:	1,856.48 (approximately 140% of the initial index value)
Index return percentage:	(final index value – initial index value) / initial index value
Initial index value:	1,326.06, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
CUSIP:	17317U360
ISIN:	US17317U3602
Listing:	The notes will not be listed on any securities exchange.
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per note	$10.00	$0.30	$9.70
Total	$16,900,000.00	$507,000.00	$16,393,000.00
(1) The actual price to public, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.90 per note. Please see “Syndicate Information” on page PS-10 of the related preliminary pricing supplement for further details.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of up to $0.30 for each note sold in this offering. The actual underwriting fee per note will be equal to $0.30 for each note sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in the next sentence.  Certain selected dealers affiliated with Citigroup Global Markets Inc., including Morgan Stanley Smith Barney LLC, and their financial advisors will collectively receive from Citigroup Global Markets Inc. a fixed selling concession of $0.30 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets Inc. will receive a selling concession of up to $0.30 for each note they sell.  Certain other broker-dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisors employed by such affiliated broker-dealers or by Citigroup Global Markets Inc. will receive a fixed sales commission, of $0.30 for each note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement for more information.

You should read this document together with the preliminary pricing supplement describing the offering and the accompanying product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement filed on December 27, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095010311005413/dp27874_424b2-mtndg.htm

Product Supplement filed on July 13, 2011: http://www.sec.gov/Archives/edgar/data/831001/000119312511187654/d424b2.htm

Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the preliminary pricing supplement, product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-540.